Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 2 DATED AUGUST 6, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

RSE C35 Controlled Subsidiary – Los Angeles, CA

On July 31, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, C35 (the “RSE C35 Controlled Subsidiary”), for an initial purchase price of approximately $ 4,195,000, which is the initial stated value of our equity interest in the RSE C35 Controlled Subsidiary (the “RSE C35 Investment”). The RSE C35 Controlled Subsidiary used the proceeds to close on the acquisition of two buildings totaling approximately 5,300 square feet of gross rentable area on an approximately 16,500 square foot lot (the “C35 Property”). The closing of both the initial RSE C35 Investment and the C35 Property occurred concurrently.

The RSE C35 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE C35 Investment (the “RSE C35 Operative Agreements”), we have full authority for the management of the RSE C35 Controlled Subsidiary, including the C35 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE C35 Investment, paid directly by the RSE C35 Controlled Subsidiary.

The C35 Property was acquired for a purchase price of approximately $4,195,000, which includes the acquisition fee of approximately $41,500. We anticipate incurring soft costs over the next year to entitle the property for approximately 65 multifamily units. Additional soft costs will follow entitlements during the lease up period following after construction. Total soft costs are estimated to be approximately $4,000,000 for the project. Approximately $16,200,000 of hard costs are anticipated; however, there can be no guarantee that such results will be achieved. This brings the total estimated project cost to $24,400,000 including the purchase price. No financing was used for the acquisition of the C35 Property; however, construction financing was assumed during underwriting of the project.

The C35 Property is composed of two buildings located in the 90016 zip code of Los Angeles, CA. The C35 Property was delivered occupied on month-to-month tenancy upon close of escrow with an auto service repair operator in place. The buildings were originally constructed in 1951 and 1993 according to permit history. The building foundation is concrete slab-on-grade with perimeter footings under load-bearing structures. The superstructure consists of concrete masonry unit (CMU) load-bearing walls and wooden decking supported by wooden trusses.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Estimated Base Year Rents $/SF/Mo	Projected Exit Cap Rate	Projected Hold Period
C35	10.6% - 16.5%	$16,200,000	$4,000,000	3.0%	3.0%	$3.60 - $3.80	4.5% - 5.0%	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.